Exhibit 99.1

For more information contact:	PRESS RELEASE

Investor Relations Jeff Corbin / Christopher Harrison KCSA Strategic Communications (212) 896-1214 / 1206 jcorbin@kcsa.com / rfink@kcsa.com

Tikcro Technologies Announces
Shareholders' Meeting

Tel Aviv, Israel, February 18, 2015 – Tikcro Technologies Ltd. (OTC PK: TIKRF) today announced that an Extraordinary General Meeting of Shareholders will be held on March 25, 2015 at 12:00 p.m. Israel time, at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Allon Street, 36th Floor, Tel Aviv, Israel.

The agenda of the meeting is as follows:

(1)	approval of compensation of its chief executive officer.

Items 1 requires the approval of a simple majority of the shares voted on the matter, provided that either (i) a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the proposal, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution that were voted against the proposal does not exceed two percent of the outstanding voting power in the Company. The record date for the meeting is February 19, 2015. Tikcro will send its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.

About Tikcro Technologies:

Tikcro supports early stage development projects in growth areas, with a focus on biotechnology.

For more information, visit Tikcro website at www.tikcro.com.